UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

7 October 2015

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                                                                                                                 Form 20-F .......X.....                                                                Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

7 October 2015

Diageo sells interest in Desnoes & Geddes and in Guinness Anchor Berhad to Heineken and acquires additional shares in Guinness Ghana Breweries

Diageo has today completed a transaction with Heineken which brings increased focus to their respective beer businesses in Jamaica, Malaysia, Singapore and Ghana. The transaction comprises:
•	The sale of Diageo's 57.87% shareholding in Desnoes & Geddes Limited (D&G) to Heineken which will increase Heineken’s shareholding in D&G to 73.32%.
•	The sale of Diageo's 49.99% stake in GAPL Pte Limited (GAPL) to Heineken giving Heineken full ownership of GAPL.
•	The acquisition by Diageo of Heineken’s 20% shareholding in Guinness Ghana Breweries Limited (GGBL) which will increase Diageo's shareholding in GGBL to 72.42%.

The net cash consideration receivable for the transaction is $780.5 million (approximately £515 million). Payment to Diageo will be substantially settled today and will be used to reduce borrowings. The transaction will result in an exceptional profit on disposal of approximately £440 million after tax. It is approximately 0.6 pence per share dilutive to eps pre-exceptional in the first full year assuming a marginal interest rate of 2.5%.

Ivan Menezes, Chief Executive of Diageo, said:

‘The transaction we have announced today continues our proactive approach to our portfolio, enhancing our focus on the core to achieve Diageo’s performance ambition.  It provides a strong route to consumer for Guinness which will grow the brand in these markets. I am pleased that this transaction meets the clear strategic objectives of both Heineken and Diageo.’

Further information

GAPL holds 51% of Guinness Anchor Berhad in Malaysia and is the licensee for Guinness and ABC Stout distribution for the Singapore market.

As part of these transactions Diageo will have long term distribution agreements with GAB for the brewing and distribution of Guinness and other Diageo beer brands in Malaysia and Singapore, and with D&G in relation to the brewing and distribution of Guinness and the distribution of spirits brands in Jamaica.

Diageo’s international distribution rights to Red Stripe lager will transfer to Heineken. GGBL will continue to be Heineken’s exclusive distributor in Ghana.

ENDS

For further information
Media relations:	Clemmie Raynsford	+44 (0)208 978 1221
	Kirsty King	+44 (0)208 978 6855
global.press.office@diageo.com

Investor relations:	Catherine James	+44 (0) 208 978 2272
	Angela Ryker Gallagher	+44 (0) 208 978 4911
	Pier Falcione	+44 (0) 208 978 4838
investor.relations@diageo.com
About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits, beer and wine categories. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan’s and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo’s global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 7 October 2015	By:	/s/ J Nicholls
Name: J Nicholls
Title: Deputy Secretary